Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 62-103

EARLY WARNING REPORT

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

1.	The name and address of the offeror:

HudBay Minerals Inc.

1 Adelaide Street East, Suite 2501

Toronto, Ontario M5C 2V9

2.	The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the reporting obligation, and whether it was ownership or control that was acquired in those circumstances.

On March 18, 2011 HudBay Minerals Inc. (“HudBay”) announced that it has acquired ownership and control over 5,452,795 common shares (“Shares”) of Augusta Resource Corporation (“Augusta”), representing approximately 3.5% of Augusta’s issued and outstanding Shares. The Shares were acquired pursuant to the exercise of 5,452,795 share purchase warrants (the “Warrants”) of Augusta, issued in connection with the previously announced private placement that was completed on August 27, 2010. The Warrants were exercised at a price of C$3.90 per Share, for total consideration of C$21,265,901.

3.	The designation and number or principal amount of securities and the offeror’s securityholder percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

After giving effect to the Acquisition, HudBay owns and controls 20,242,285 Shares, representing approximately 14.3% of the issued and outstanding Shares.

4.	The designation and number of principal amount of securities and the percentage of outstanding securities of the class of securities referred to in above paragraph over which:

(i)	The offeror, either alone or together with joint actors, has ownership and control.

See item 3 above.

(ii)	The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor.

N/A

(iii)	The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

N/A

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place and the value in Canadian dollars of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the reporting obligation:

N/A

6.	The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The acquisition of the Shares is being made to assist Augusta in the financing of the development of the Rosemont project. HudBay will evaluate its investment in Augusta and may, among other things, increase or decrease its ownership and possibly pursue strategic initiatives with or in respect of Augusta, depending on factors including market conditions, the business and prospects of Augusta and other alternatives available to HudBay from time to time.

7.	The general nature and the material terms of any agreement other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On August 23, 2010 HudBay entered into a subscription agreement with Augusta providing for the private placement sale of 10,905,590 units, with each unit comprising one Share and one-half of a Warrant. Pursuant to the subscription agreement, among other things, Augusta has granted to HudBay the right to participate in future equity financings that might be undertaken by Augusta in the 24 months following closing of the transaction on a basis that would permit HudBay to maintain its then current percentage equity ownership of Augusta.

8.	The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

N/A

9.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

See item 2 above.

10.	When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.

N/A

11.	When applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

The Warrants were issued, and the Shares underlying the Warrants acquired, in reliance on the “accredited investor” exemption from the prospectus and registration requirements of applicable securities laws pursuant to National Instrument 45-106 (“NI 45-106”). HudBay qualifies as an “accredited investor” under NI 45-106 as a result of being “a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements”.

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DATED this 21st day of March, 2011.

HUDBAY MINERALS INC.

Per:	/s/ H. Maura Lendon

	Name:	H. Maura Lendon
	Title:	Senior Vice President, Corporate Services and Chief Legal Officer